FORM 6-K/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2012

Commission file number: 001-32934

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐        Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment to Form 6-K is being furnished for the purpose of changing the record date for the annual general meeting of Central GoldTrust contained in Exhibit 99.1 to the Form 6-K furnished by Central GoldTrust on February 28, 2012 (the “Original Filing”). Exhibit 99.1 to the Original Filing is hereby amended and restated in its entirety by Exhibit 99.1 to this Amendment. No other changes to the Original Filing have been made.

EXHIBIT INDEX

99.1	Amended Notice & Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date:	March 1, 2012	By:	/s/ J.C. Stefan Spicer
(Signature)
J.C. Stefan Spicer President & CEO

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